Exhibit 18

KPMG LLP

345 Park Avenue

New York, NY 10154

November 9, 2009

American Independence Corp.
New York, New York

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of American Independence Corporation (the Company) for the three months ended September 30, 2009, and have read the Company’s statements contained in note 1 to the condensed consolidated financial statements included therein. As stated in note 1, the Company changed the annual testing date for goodwill impairment from September 30 to December 31and states that the newly adopted annual testing date is preferable as it coincides with the Company’s annual budgeting process and aligns impairment testing procedures with its year-end financial reporting.

In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based. We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 2008, nor have we audited the information set forth in the aforementioned note 1 to the condensed consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

Very truly yours,

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